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                              May 8, 2023

       Hui Chun Kit
       Chief Executive Officer
       Primega Group Holdings Ltd
       Room 2912, 29/F., New Tech Plaza
       34 Tai Yau Street
       San Po Kong
       Kowloon, Hong Kong

                                                        Re: Primega Group
Holdings Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted April 11,
2023
                                                            CIK No. 0001966678

       Dear Hui Chun Kit:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form DRS submitted April 11, 2023

       Cover page

   1.                                                   Please disclose the
location of your auditor   s headquarters.
       Recent Regulatory Developments in the PRC, page 13

   2. Please address clearly whether the Trial Administrative Measures of Overseas Securities
                                                        Offering and Listing by
Domestic Companies are applicable to you and whether you
                                                        intend to seek approval
of this offering from the CSRC.
 Hui Chun Kit
Primega Group Holdings Ltd
May 8, 2023
Page 2
Risk Factors
We have a concentrated customer base..., page 30

3. Please disclose clearly in this section and elsewhere the extent to which principal customers are related parties and identify such customers and related risks.
Liquidity and Capital Resources
Finance Lease Obligations, page 68

4. Please disclose the material terms of your finance leases including the parties to the leases, the number of leases outstanding and the term of each lease.
Price Stabilization, Short Positions, and Penalty Bids, page 118

5. Please provide expanded disclosure regarding syndicate short positions and the manner in which they are covered, including an explanation of what covered short sales are and what naked short sales are.
3. Accounts Receivable, Net, page F-15

6.     Please tell us how you considered the disclosure requirements of ASC
326-20-50.
       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                              Sincerely,
FirstName LastNameHui Chun Kit
                                                              Division of
Corporation Finance
Comapany NamePrimega Group Holdings Ltd
                                                              Office of Real
Estate & Construction
May 8, 2023 Page 2
cc:       Ying Li, Esq.
FirstName LastName